Westco Investment Corp.

FINANCIAL STATEMENTS

September 30, 2019

Westco Investment Corp.

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-38452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 AND ENDING 09/30/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westco Investment Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

77 Hempstead Avenue

(No. and Street)

Lynbrook	NY	11563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter   (813) 442-1645

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC

(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Ste 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James G. Westmacott _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Westco Investment Corp. _____ , as

of September 30 _____, 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

LORI B. BARRETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6304444
Qualified in Nassau County
My Commission Expires May 27, 2018 2022

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Westco Investment Corp.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Westco Investment Corp., which comprise the balance sheet as of September 30, 2019, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Westco Investment Corp. as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westco Investment Corp.'s management. Our responsibility is to express an opinion on Westco Investment Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westco Investment Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Westco Investment Corp.'s financial statements. The supplemental information is the responsibility of Westco Investment Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPA

We have served as Westco Investment Corp.'s auditor since 2015.

Kennett Square, Pennsylvania
November 22, 2019

Westco Investment Corp.

Balance Sheet
September 30, 2019

ASSETS

Current Assets	
Cash	$ 26,302
Commissions receivable	3,517
Prepaid expenses	1,250
Marketable securities	89,780
Total Current Assets	120,849
Fixed Assets	
Furniture, fixtures, and equipment, less	
Accumulated depreciation of $30,951	-0-
TOTAL ASSETS	**$ 120,849**

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 6,286
Accrued expenses	15,588
Total Current Liabilities	21,874
Shareholder's Equity	
Common stock (200 shares authorized,	
no par value, 100 shares issued and outstanding)	51,000
Paid in capital	43,800
Retained deficit	4,175
Total Shareholder's Equity	98,975
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 120,849**

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Income
For the Year Ended September 30, 2019

REVENUE

Commissions	$ 165,584
Miscellaneous income	251
Interest and dividends	1,290
Short term and tong term capital gains on Mutual Funds	5,796
Gain on securities	(3,661)
TOTAL REVENUE	169,260

EXPENSES

Commissions	72,235
Salaries	1,000
Insurance	1,525
Rent	6,000
General and administrative	655
Repairs	0
Professional fees	24,950
Regulatory Dues and Fees	11,531
Computer services	5,975
Telephone	0
Payroll taxes	398
Pension expense	309
Clearing Fees	10,094
Error Account	0
Travel	0
Franchise Tax	0
Entertainment	700
TOTAL EXPENSES	135,371
Income before Provision for Income Taxes	33,888
Provision for Income Taxes	0
NET INCOME	$ 33,888

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2018	$ 51,000	$ 43,800	$ (29,713)	$ 65,087
Net Income-September 30, 2019	-0-	-0-	33,888	33,888
Shareholder's Equity September 30, 2019	$ 51,000	$ 43,800	$ 4,175	$ 98,975

Common stock, no par value, 200 shares authorized, 100 issued.

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Cash Flows
For the Year Ended September 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 33,888
Adjustments to Reconcile Net Income to Net	
Cash Used in Operating Activities	
Depreciation	-
Increase in commissions receivable	(73)
Increase in prepaid expenses	(1,250)
Increase in commissions payable	1,769
Decrease in accrued expenses	(10,137)
Change on securities	(3,379)

NET CASH PROVIDED BY OPERATIONS	20,818
NET INCREASE IN CASH	20,818
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,484
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 26,302

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for Federal and State corporate taxes	$ 0

See Notes to Financial Statements.

Westco Investment Corp.

Notes to Financial Statements
September 30, 2019

Note 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Nature of Operations</u>

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full-service broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

<u>Cash and Cash Equivalents</u>

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

<u>Investments</u>

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the statement of income.

<u>Furniture, Fixtures, and Equipment</u>

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

<u>Certain Significant Estimates</u>

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition</u>

On October 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include the following:

Investment Brokerage Fees

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, and are recognized at the point in time that the transaction is settled, i.e., the settlement date.

Mutual Fund and 12b1 Fees

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2019.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities." Under this classification, investments are stated at fair value.

	Costs	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 76,219	$ 13,561	$ 0	$ 89,780

Note 2 - INCOME TAXES

The Company has a net operating loss at September 30, 2019 of $8,569 expiring at various dates through September 30, 2037. The NOL has resulted in a tax asset of $2,399. The valuation allowance in the beginning of the year was $12,837. There was a decrease of $10,438 resulting in the ending valuation of $2,399. The Company also has unrealized gains of $13,561 resulting in a tax liability of $3,797 for a net tax liability of $1,398.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company, and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not, wouldn't be sustained upon examination by the applicable authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosures in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income examination for years prior to 2016.

Note 3 – CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2019, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Westco Investment Corp.
Notes to Financial Statements
September 30, 2019

Note 4 – FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.
Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.
Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Calamos Growth & Income	$ 22,601	$ -0-	$ -0-	$ 22,601
First Eagle US Value	23,643	-0-	-0-	23,643
iShares Core S & P 500	18,807	-0-	-0-	18,807
Ivy Balanced	22,691	-0-	-0-	22,691
SSN Money Market	2,038	-0-	-0-	2,038
	$ 89,780	$ -0-	$ -0-	$ 89,780

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2019, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Book value	$ -0-

Westco Investment Corp.

Note 6 – <u>TRANSACTIONS WITH RELATED PARTIES</u>

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis. Rent expense under this arrangement for the year ended September 30, 2019 was $6,000, which includes $6,000 due as of September 30, 2019.

Westco Investment Corp. shares the same office space with three other related entities. Each entity pays their share of expense based on a percentage of use. These percentages are determined by the actual usage of the space and the employees' time spent working for the entity.

Note 7 – <u>SIMPLE RETIREMENT PLAN</u>

The company has established a cash or deferred arrangement SIMPLE IRA retirement plan. The plan matches 100% of employee contributions, up to 3% of gross pay. For the year ending September 30, 2019 employer expense was $309.

Note 8- <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2019, the Company had net capital of $82,423 which was $77,423 in excess of its required net capital of $5,000.

Note 9- <u>SUBSEQUENT EVENTS</u>

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through November 22, 2019. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2019.

Westco Investment Corp

Schedule I
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
September 30, 2019

NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital
Add: $ 98,975

    A. Subordinated borrowings allowable in computation of net
       capital   0

Total Capital and Allowable Subordinated Liabilities $ 98,975

Deductions and/or Charges
    A. Non-Allowable Assets
    Receivables - Other $ 0
    Receivables from non-customers   3,040
        Other Assets   1,250
Total Deductions/and or Charges $ 4,290

Net Capital Before Haircuts on Securities Positions   94,685

Haircuts on Securities
    A. Trading Securities $ 12,221
    B. Mutual Fund Money Market   41

Total Haircuts on Securities   12,262

Net Capital $ 82,423

AGGREGATE INDEBTEDNESS
    Items included in Statement of Financial   Condition:
        Accounts Payable, Accrued and Other
            Liabilities $ 21,874

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum Net Capital Required $ 5,000

Ratio: Aggregate Indebtedness to Net Capital   .2654 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
Net Capital, as reported in Company's Part II (Unaudited) Focus
Report $ 82,423
    Net Audit Adjustments   0

Net Capital per above $ 82,423

The accompanying notes are an integral part of these financial statements.

Westco Investment Corp.

For the Fiscal Year Ended September 30, 2019

15c3-3 Exemption Report

The Company has claimed exemption from Rule 15c3-3 under k(2)(ii) based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. To the best knowledge and belief of management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2019 without exception.



James G. Westmacott, President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Westco Investment Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Westco Investment Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westco Investment Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Westco Investment Corp. stated that Westco Investment Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Westco Investment Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westco Investment Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, CPA

Kennett Square, Pennsylvania

November 22, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com